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                                                                                                                         Exhibit 12
                                                               Wyeth
                                       Computation of Ratio of Earnings to Fixed Charges (3)
                                                (in thousands, except ratio amounts)


                                                                                      Year Ended December 31,
                                              Six Months Ended  -------------------------------------------------------------------
                                               June 30, 2004       2003           2002         2001         2000           1999
                                              ----------------  ----------     ----------   ----------   -----------    -----------
Earnings
--------
Income (loss) from continuing operations
    before federal and foreign taxes            $2,006,969      $2,361,612     $6,097,245   $2,868,747   $(1,101,040)   $(1,907,299)

Add:
----
  Fixed charges                                    170,342         346,564        430,449      439,058       324,887        403,694

  Minority interests                                19,455          32,352         27,993       20,841        26,784         30,301

  Amortization of capitalized interest               4,860           8,772          8,866        2,497         1,917          1,803

Less:
-----
  Equity income (loss)                                (288)           (468)        20,766       70,372        55,991          2,122

  Capitalized interest                              42,600         115,800         88,008       94,257        43,303         15,375
                                                ----------      ----------     ----------   ----------   -----------    -----------

Total earnings (loss) as defined                $2,159,314      $2,633,968     $6,455,779   $3,166,514     $(846,746)   $(1,488,998)
                                                ==========      ==========     ==========   ==========   ===========    ===========

Fixed Charges:
--------------

  Interest and amortization of debt expense       $103,611        $182,503       $294,160     $301,145      $238,840       $343,271

  Capitalized interest                              42,600         115,800         88,008       94,257        43,303         15,375

  Interest factor of rental expense (1)             24,131          48,261         48,281       43,656        42,744         45,048
                                                ----------      ----------     ----------   ----------   -----------    -----------

    Total fixed charges as defined                $170,342        $346,564       $430,449     $439,058      $324,887       $403,694
                                                ==========      ==========     ==========   ==========   ===========    ===========

Ratio of earnings to fixed charges (2)                12.7             7.6           15.0          7.2           -              -


(1)   A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)   The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and $1,892,692, respectively.

(3)   Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.
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